Exhibit 99.1

Medigus: Smart Repair Pro Expands its Presence on Amazon Marketplace with Agreement to Purchase Two New Brands

Smart Repair Pro Intends to upgrade the brands ratings and sales by using its unique technology and know-how

OMER, Israel, February 9, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq:MDGS), a technology company engaged in advanced medical solutions and innovative internet technologies, today announced that Smart Repair Pro, Inc., (its 50.1% owned subsidiary) a data-driven e-commerce company operating on the Amazon Marketplace, signed agreements to purchase assets of two brands operating on Amazon Marketplace. The closing of the purchase agreements is subject to customary closing conditions, including an inspection of the assets.

As part of the agreement, the sellers will sell, assign, transfer, convey and deliver the right, title and interest in each of the brands to Smart Repair Pro, which will pay US $700,000 for the two brands.

Smart Repair Pro’s utilizes its vast knowledge and unique technology to purchase existing brands and stores and turn them around, in terms of marketing, ratings and sales. Smart Repair Pro and Purex Corp., Medigus’ other majority owned subsidiary, currently manage three successful brands on the Amazon Marketplace, offering a variety of products. The companies operate in number of marketplaces, including the U.S., Canada, Australia and leading countries in Europe.

About Medigus

Medigus is traded on the Nasdaq Capital Market. To learn more about the company’s advanced technology, please visit www.medigus.com.

Contact (for media only)

Oz Adler
Chief Financial Officer
+972-8-6466-880
ir@medigus.com

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, the Medigus uses forward looking statements when discussing the potential closing of the purchase agreements and its belief that Smart Repair Pro’s vast knowledge and unique technology, allow them to purchase existing brands and stores and turn them around, in terms of marketing, ratings and sales. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom. Nothing in the description herein should be understood or construed as an announcement of any revenues generated by Smart Repair Pro, Inc. from the potential purchase of these assets. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company’s filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.